# VanLab USA

# VanLab

# ANNUAL REPORT

1555 Fernwood Pacific Drive

TOPANGA, CA, CA 90290

(942) 904-7593

https://wearevanlab.com/

This Annual Report is dated April 26, 2023.

## BUSINESS

VanLab USA provides flatback camper-van conversion kit sets, offering the ultimate camper-van experience to the mass market. Our flatpack kits are designed by world-class engineers utilizing the latest technology. We take inspiration from premium consumer products across a wide range of industry sectors. We use a scalable and automated manufacturing process to create affordable, practical, and beautiful solutions. Our flatpack kits are shipped nationwide using our unique 'up-cyclable' packing solutions manufactured from natural materials.

Focusing on the mass premium market with 'Affordable Luxury', scalability, and sustainability at our core, we provide a kit set option with the style of a boutique hotel. Our kit is assembled with only two tools and no prerequisite skills, manufactured from sustainably farmed materials, and delivered with innovative plastic-free and up-cyclable packaging.

Growth and scalability are at the heart of VanLab's process, utilizing 3D scanning, computer-aided design, and automated manufacturing. Taking inspiration from the automotive production line, we design our kits following Poka-Yoke (meaning mistake-proof) principles; think square peg AND a square hole. Each panel is pre-labeled, pre-drilled, and pre-shaped to only fit in the correct location.

Our expert in-house design team crafts precise engineering drawings of every detail, before exporting files for contract manufacturing. The automated CNC manufacturing process is fast, efficient, and highly repeatable; cutting perfect kitsets every time. Once programmed, a kit is produced on one machine in just 4 hours. With a nationwide network of CNC manufacturers, this methodology provides a pathway for rapid growth by reducing capital expenditure, staffing costs, and early overheads.

VanLab currently sits within the RV industry, offering the ultimate camper-van experience to the mass market. We believe that the RV industry has seen rapid growth due to the Covid-19 pandemic, with more people choosing to vacation domestically and within their own 'bubble.' Our product roadmap provides an expansion plan into commercial vans, mini-vans, and SUVs to capitalize on these large markets as well. Our core revenue stream is simply the B2C sales of products.

Our business model was crafted and honed from the experience of our forerunner business in New Zealand, prior to expansion into the USA. Built on the basis of successful methodologies, lessons have been learned and our approach has been honed. We are currently in the market with a range of profitable products and looking to start our new phase of expansion.

The first iteration of the company was named VanLab Limited & was incorporated and operated in New Zealand. VanLab Limited was sold in March 2022. On June 2, 2020, VanLab USA, Inc. ("the Company") was incorporated in California. On October 20, 2022, the Company was converted from a California C-Corp into a Delaware C-Corp. VanLab USA, Inc has always remained a separate entity, holding its own IP, designs and brand.

**Previous Offerings**

The Company has not had any recent offering of securities in the last three years.

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2022 Compared to 2021**

Revenue

VanLab has only been revenue generating for less than 2 full fiscal years, so we have limited performance to comment on. Revenue for fiscal year 2021 was $22,797. During this time, our primary focus has been the development of our design and manufacturing methodologies, brand guidelines, manufacturing partnerships and brand assets (website, imagery etc.). Our operation to date has bootstrapped (zero investment, zero debt) our development, with board members and manufacturing partners solely responsible for- and concerned about- the setup and development of a highly scalable, disruptor brand with an industry first product.

In September 2022, attention shifted to brand awareness with a number of social campaigns and media articles. Following this activity we saw a 626% increase in y-o-y sales for Q4.

## Cost of sales

Cost of sales as per our financial statements include all invoices for manufacturing, and as such are inclusive of prototyping costs. This is shown in 2021, where our Cost Of Goods Sold was $27,439. We do not believe this to be a true indication of product level COGS; this is explained below.

For 2022 COGS continued to show prototyping costs that were not recuperated through sales.

## Gross margins

We believe we have strong and scalable product gross margins. The true value of these margins have not been realized by our fiscal performance due to the prototyping and development of the brand and products to date. Our current idealized, product level gross margin is over 50% across our range.

The value of VanLab is in the methodologies behind our design work. We fundamentally sell sheet lumber, however the way that we manufacture and present that lumber is the value of our product. We have a relentless pursuit of premium and aesthetically beautiful materials, using a pre-finished baltic birch panel. With a single and automated manufacturing process, we are able to generate strong gross margins on this material when repurposed to a kit set.

## Expenses

In 2020, our expenses were just 20% of revenue. Originating as a bootstrap company, we are lean and responsible with our expenses, which has allowed us to focus our skill set on company development. Additionally, it means we present a debt free and cash flow positive company for investment.

Our idealized per product margin remains at 53% for 2022, the discrepancies between the presented figures and idealized margins are due to development and proto-typing costs which were not recuperated through sales. We expect Gross Margin of over 50% for 2023.

## Historical results and cash flows

VanLab has only been revenue generating for less than 2 full fiscal years. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have been heavily investing in design methodologies, brand development, and manufacturing process setup.

We have now launched our brand, perfected our methodologies, and secured our manufacturing. Following our defined methodologies, in July 2022 we took a product from concept to customer in 25 days. Looking forward, we are now turning our focus to marketing, customer experience, and delivering our product road map.

Past cash was primarily generated through sales and director funding. Our goal is to increase our sales volume by the expansion of product offerings, improved customer experience, and increased marketing spend.

Our product roadmap is aimed at pick-up trucks, mini-vans, SUVs and commercial vans; which collectively sell 460,000 units per month (Sept. 2022). By expanding our product roadmap into these different vehicle types, we would be operating in a USD $500B per year market. Market trends show a move towards multifunctional vehicles within the mass market with a focus on the outdoors lifestyle; see Rivan camp kitchen (source: https://rivian.com/gear-shop/p/rivian-camp-kitchen-x-snow-peak Source: https://getjerry.com/insights/rivians-r1t-pickup-comes-with-portable-kitchen). We believe that VanLab is in the right place at the right time to catch this trend and deliver across market segments to a mass audience.

Originating as a bootstrap company, we have learned to minimize unnecessary expenditure, have zero debt, and maintained a strong gross margin in our product. This capital raise allows us to aim our existing lightweight, scalable, and profitable model at the wider market and combine strong margins with high unit volumes.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $75,000.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Otherness

Amount Owed: $13,778.00

Interest Rate: 0.0%

As of December 31, 2022, the outstanding amount due to Otherness is $13,778 and it is classified under current liabilities. Otherness, the company owned by Ian Fitzhenry (Founder and the CEO of VANLAB USA INC.). The loan bears no interest rate and has no defined maturity date.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Andrew Bernard Jones

Andrew Bernard Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & Co-CEO

Dates of Service: October, 2022 - Present

Responsibilities: As co-CEO, my responsibilities are split amongst product design, manufacturing oversight, operational process and financial planning and reporting. No salary compensation.

Other business experience in the past three years:

Employer: VanLab Limited, NZ

Title: Director

Dates of Service: September, 2019 - March, 2022

Responsibilities: Founder/Owner responsibilities. Andy was responsible for founding, and all activities associated with the day-to-day running of VanLab NZ other than outsourced accounting support and outsourced manufacturing. VanLab NZ was sold for $365,000 NZD in March 2022.

Other business experience in the past three years:

Employer: Lodal Limited

Title: Director

Dates of Service: August, 2022 - Present

Responsibilities: Remote design and business strategy.

Name: Ian Fitzhenry

Ian Fitzhenry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO, Principal Accounting Officer, and Director

Dates of Service: January, 2020 - Present

Responsibilities: I run the day-to-day operations of the business, expanding the company, driving profitability, and manage the overall vision and strategic direction of the company. No salary compensation.

Other business experience in the past three years:

Employer: Otherness Co

Title: Owner/Executive Producer

Dates of Service: August, 2020 - Present

Responsibilities: Management, Strategy, Production. I run a Creative Production agency called Otherness based in Los Angeles.

Other business experience in the past three years:

Employer: Wunderman Thompson

Title: Studio Lead/ Executive Producer

Dates of Service: February, 2017 - July, 2020

Responsibilities: Management, Strategy, Production.

Other business experience in the past three years:

Employer: Mirum Agency

Title: Studio Lead

Dates of Service: February, 2015 - July, 2020

Responsibilities: Ian was responsible for providing interdisciplinary team leadership, overseeing and managing the junior and multidisciplinary staff. In this role he acted as the point of escalation for the Creative Production Department for his clients, and reconciled marketing concept creation with client concerns. In doing so, he fostered strong partnerships with other projects leads, while overseeing projects, timelines, and overall planning. Ian represented Mirum Creative Production Department in the eyes of his client, while educating clients and team members. As Studio and Account Lead, Ian directly supervised six (6) professional employees, including one (1) Creative Director, one (1) Art Director, one (1) Production Coordinator, one (1) Production Manager, one (1) Senior Post Production, and one (1) Photographer. These professional employees performed activities that Ian assigned to them. Ian operated at a senior level within the organizational hierarchy of the Creative Production Department, and delegated professional work assignments to these employees while supervising their work in progress. In addition, he possessed the authority to recommend personnel actions with respect to their employment, including the authority for hiring and termination, promotion, authorizing leave, and required training.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ian Fitzhenry

Amount and nature of Beneficial ownership: 1,556,250

Percent of class: 62.25

Title of class: Common Stock

Stockholder Name: Andy Jones

Amount and nature of Beneficial ownership: 625,000

Percent of class: 25.0

## RELATED PARTY TRANSACTIONS

Name of Entity: Otherness

Names of 20% owners: Ian Fitzhenry

Relationship to Company: Officer

Nature / amount of interest in the transaction: The loan bears no interest rate and has no defined maturity date.

Material Terms: As of December 31, 2022, the outstanding amount due to Otherness is $13,778 and it is classified under current liabilities.

## OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 249,480 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 2,181,250 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the design industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our vans. Delays or cost overruns in the development of our vans and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that modified vans is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Risks associated with manufactured products The Company manufactures recreational vehicle products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your investment. Customer Harm During Installation Our builds require our customer to handle large and heavy wooden components. They require the lifting and maneuvering of these components in small spaces with the potential for injuries. Our builds require customers to install their own 12 volt wiring system. This can involve live wiring installations and the potential for injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your Investment. Customer Satisfaction Build Time and Difficulty Claims We claim to provide a 'ready-to-assemble' flatpack product. We internally deem our design and product to be 'ready-to-assemble'. Our claims on the ease of build, build time and prerequisite knowledge are based on our experience of our average customer experience to date. A certain level of skill is assumed, such as an ability to follow detailed assembly instructions and familiarity of using basic tools (such as a screwdriver). We acknowledge that build times may vary and customer satisfaction of this process will vary too. Poor customer satisfaction of this process may harm our ability to achieve sales targets and business growth. Manufacturing Discrepancies and Natural Materials Our products are manufactured using a complex design process with multiple touch points. While every effort is made to ensure the consistency of our products (such as automated, computer controlled manufacturing) human error does occur. Human error may lead to customer dissatisfaction and an inability to achieve sales targets and business growth. Our products are created from natural materials, such as wood. Natural materials are subject to natural defects and variation in properties such as strength, visual appearance and weight. We have processes in place to limit the variation of material properties, however it can happen. Variation in material may lead to customer dissatisfaction and an inability to achieve sales targets and business growth. Nationwide Shipping We ship large volumes and heavy products nationwide. We rely on contracted shipping support and manufacture high quality shipping crates, however we cannot guarantee the product will arrive in the condition it left our workshop. In the event it arrives damaged, this may lead to customer dissatisfaction and an inability to achieve sales Co- Chief Executive Officer Ian Fitzhenry currently splits their time between working for VanLab USA, Inc. and another company, and does not currently receive a salary from VanLab USA, Inc. Co- CEO of VanLab USA, Inc. (Ian Fitzhenry) does not currently receive a salary from VanLab USA, Inc., and currently splits their time between managing and operating VanLab USA and as owner and Executive Producer at Otherness Co. Ian has indicated that they currently spend 32 hours per week on VanLab USA, and 15 hours per week on Otherness Co., and intends to continue to spend that proportion of time on VanLab USA. While Ian is currently serving as co-CEO at VanLab USA, there is some level of risk in investing in a Company whose day-to-day operations are co-managed by an individual who is not devoting 100% of their time to the Company and who currently does not receive a salary. The Company's goal is to provide Ian and co-CEO Andrew Bernard Jones with the same salary (an amount ranging from $80,000 - $100,000) in 2023 as sales volumes ideally increase. The Company intends to use some funds from this raise towards the co-CEO's salaries. Co- Chief Executive Officer Andrew Bernard Jones currently splits their time between working for VanLab USA, Inc. and another company, and does not currently receive a salary from VanLab USA, Inc. Co- CEO of VanLab USA, Inc. (Andrew Bernard Jones) does not currently receive a salary from VanLab USA, Inc., and currently splits their time between managing and operating VanLab USA and serving as a Director of Lodal Limited. Andrew has indicated that they currently spend 5 hours per week on Lodal Limited, and the rest of their time on VanLab USA, and intends to continue to spend that proportion of time on VanLab USA. While Andrew is currently serving as co-CEO at VanLab USA, there is some level of risk in investing in a Company whose day-to-day operations are co-managed by an individual who is not devoting 100% of their time to the Company and who currently does not receive a salary. The Company's goal is to provide Andrew and co-CEO Ian Fitzhenry with the same salary (an amount ranging from $80,000 - $100,000) in 2023 as sales volumes ideally increase. The Company intends to use some funds from this raise towards the co-CEO's salaries.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

## VanLab USA

By  /s/ *Ian Fitzhenry*

      Name: VanLab USA

      Title:   Director, Co-CEO, Principal Financial Officer

Exhibit A

**FINANCIAL STATEMENTS**

# VANLAB USA, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
VANLAB USA, INC.
Topanga, California

We have reviewed the accompanying financial statements of VANLAB USA, INC. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 21, 2023
Los Angeles, California

**VANLAB USA, INC.**

**BALANCE SHEET**

**(UNAUDITED)**

| As of December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 27,415 | $ 3,582 |
| **Total Current Assets** | **27,415** | **3,582** |
| | | |
| Property and Equipment, net | 10,680 | - |
| **Total Assets** | **$ 38,095** | **$ 3,582** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| Amount Due to Related Parties | 13,778 | - |
| Other Current Liabilities | 5,072 | - |
| **Total Liabilities** | **18,850** | **-** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 25,000 | 25,000 |
| Subscription receivables | (1,564) | (4,173) |
| Retained Earnings/(Accumulated Deficit) | (4,191) | (17,245) |
| | | |
| **Total Stockholders' Equity** | **19,245** | **3,582** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 38,095** | **$ 3,582** |

*See accompanying notes to financial statements.*

**VANLAB USA INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2022** | | **2021** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 118,273 | $ | 22,797 |
| Cost of Goods Sold | | 75,753 | | 27,439 |
| Gross profit | | 42,520 | | (4,642) |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 17,298 | | 8,579 |
| Sales and Marketing | | 7,095 | | 3,057 |
| Total operating expenses | | 24,393 | | 11,636 |
| | | | | |
| Operating Income/(Loss) | | 18,126 | | (16,277) |
| | | | | |
| Interest Expense | | - | | - |
| Other Loss/(Income) | | - | | - |
| Income/(Loss) before provision for income taxes | | 18,126 | | (16,277) |
| Provision/(Benefit) for income taxes | | 5,072 | | - |
| | | | | |
| **Net Income/(Net Loss)** | **$** | **13,054** | **$** | **(16,277)** |

*See accompanying notes to financial statements.*

## VANLAB USA INC.

### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### (UNAUDITED)

| (in , $US) | Common Stock Shares | Common Stock Amount | Subscription receivables | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|
| **Balance—December 31, 2020** | 2,500,000 | **$ 25,000** | **$ (23,500)** | **$ (968)** | **$ 533** |
| Capital contribution | | | 19,327 | | 19,327 |
| Net income/(loss) | | | | (16,277) | (16,277) |
| **Balance—December 31, 2021** | 2,500,000 | 25,000 | (4,173) | $ (17,245) | **$ 3,582** |
| Capital contribution | | | 2,609 | | 2,609 |
| Net income/(loss) | | | | 13,054 | 13,054 |
| **Balance—December 31, 2022** | **2,500,000** | **$ 25,000** | **$ (1,564)** | **$ (4,191)** | **$ 19,245** |

*See accompanying notes to financial statements.*

**VANLAB USA INC.**

**STATEMENTS OF CASH FLOWS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2022** | | **2021** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | 13,054 | $ | (16,277) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 2,670 | | |
| Changes in operating assets and liabilities: | | | | |
| Acccounts receivable, net | | - | | - |
| Amount Due to Related Parties | | 13,778 | | - |
| Other Current Liabilities | | 5,072 | | |
| **Net cash provided/(used) by operating activities** | | **34,574** | | **(16,277)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | (13,350) | | - |
| **Net cash provided/(used) in investing activities** | | **(13,350)** | | **-** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 2,609 | | 19,327 |
| **Net cash provided/(used) by financing activities** | | **2,609** | | **19,327** |
| Change in Cash | | 23,833 | | 3,050 |
| Cash—beginning of year | | 3,582 | | 533 |
| **Cash—end of year** | **$** | **27,415** | **$** | **3,582** |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

VANLAB USA INC.  was incorporated on June 2, 2020, in the state of California. On October 20, 2022, the Company converted to a Delaware corporation and changed the name to VANLAB USA, INC.  The financial statements of VANLAB USA, INC.    (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Topanga, California.

VanLab provides high quality and affordable campervan conversion kits, with a Scandinavian design aesthetic, which are flat packed and shipped nationwide, then self-assembled by our customers.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Subscription Receivable**

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|----------|-------------|
| Van | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

VANLAB USA INC. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of campervan conversion kits.

**Cost of sales**

Costs of goods sold include the cost of supplies, materials, and shipping costs.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $7,095 and $3,057, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Tax Payable | 5,072 | - |
| **Total Other Current Liabilities** | $ 5,072 | $ - |

## 4.    PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Van | $ 13,350 | $ - |
| **Property and Equipment, at Cost** | **13,350** | **-** |
| Accumulated depreciation | (2,670) | - |
| **Property and Equipment, Net** | $ **10,680** | $ **-** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $2,670 and $0, respectively.

## 5.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 2,500,000 shares of Common Stock with a par value of $0.01. As of December 31, 2022, and December 31, 2021, 2,500,000 shares have been issued and are outstanding.

## 6. DEBT

In 2022, the Company received $13,778 from Otherness, the company owned by Ian Fitzhenry (Founder and the CEO of VANLAB USA INC.). The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, the outstanding of the amount due to Otherness is $13,778 and it is classified under current liabilities.

## 7. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

| Current: | | |
|---|---|---|
| Federal, state, and local | $ | 5,072 |
| Foreign | $ | - |
| Total | $ | 5,072 |
| | | |
| Deferred | | |
| Federal, state, and local | $ | - |
| Foreign | $ | - |
| Total non-current expense (benefit) | $ | - |
| | | |
| Total | $ | 5,072 |

Deferred tax assets (liabilities) comprised the following:

| | | |
|---|---|---|
| Operating Accruals | $ | - |
| Total | $ | - |

Total deferred tax assets and deferred tax liabilities were as follows:

| | | |
|---|---|---|
| Deferred Tax Assets | $ | - |
| Deferred Tax Liabilities | $ | - |
| Net  current deferred tax asset | $ | - |

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

## 8. RELATED PARTY

In 2022, the Company received $13,778 from Otherness, the company owned by Ian Fitzhenry (Founder and the CEO of VANLAB USA INC.). The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, the outstanding of the amount due to Otherness is $13,778 and it is classified under current liabilities.

## 9.    COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 21, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

# CERTIFICATION

I, Ian Fitzhenry , Principal Executive Officer of VanLab USA, hereby certify that the financial statements of VanLab USA included in this Report are true and complete in all material respects.

*Ian Fitzhenry*
_____

Director, Co-CEO, Principal Financial Officer